NO ACT

PE
11-17-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09013119

Received SEC
~~DEC~~ 18 2009
Washington, DC 20549

December 18, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-18-2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated November 17, 2009

Dear Mr. Mueller:

This is in response to your letter dated November 17, 2009 concerning the shareholder proposal submitted to GE by Stephen Leykauf. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Stephen Leykauf

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated November 17, 2009

The proposal relates to the removal of GE's chairman.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

November 17, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Stephen Leykauf
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Stephen Leykauf (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Board of Directors "terminat[e] Jeffrey Immelt as Chairman." A copy of the Proposal is attached hereto as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information; and

- Rule 14a-8(i)(8) because the Proposal relates to the election of a director.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company in a letter dated September 13, 2009, which the Company received on September 18, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). Although the Proponent included with the Proposal some documentary evidence of his ownership of Company securities, he did not provide evidence sufficient to satisfy the requirements of Rule 14a-8(b). Specifically, the Proponent included with the Proposal a Trade Confirmation Summary Report and brokerage statement from Banc of America Investment Services, Inc. ("Banc of America"). The Trade Confirmation Summary Report showed only that the Proponent purchased shares of Company stock on January 30, 2007, and the brokerage statement merely provided the Proponent's account information as of August 31, 2009.

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via Federal Express a letter on September 29, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareowner must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice informed the Proponent that "the proof of ownership you submitted with your Proposal does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company." The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares, and further stated:

> As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
>
> - if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

Federal Express records confirm delivery of the Deficiency Notice to the Proponent at 1:56 p.m. on September 30, 2009. *See* Exhibit C.

The Proponent responded in a letter dated October 6, 2009, which the Company received on the same date (the "Proponent's Response"). The Proponent's Response included a letter dated September 30, 2009 from Banc of America purporting to demonstrate the Proponent's continuous ownership of the Company's securities. The letter stated that the proponent "ha[s] owned General Electric Corporation since January 30, 2007. On that date, [the Proponent] purchased 480 shares at $36.03 per share." A copy of the Proponent's Response is attached hereto as Exhibit D.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

As described above, the Company received the Proposal on September 18, 2009, which included a Trade Confirmation Summary Report and brokerage statement from Banc of America showing that the Proponent purchased shares of Company stock on January 30, 2007 and providing the Proponent's account information as of August 31, 2009. On September 29, 2009, which was within 14 days of receiving the Proposal, the Company sent the Deficiency Notice to the Proponent. The Deficiency Notice stated:

> the Trade Confirmation Summary Report and brokerage statement from Banc of America Investment Services, Inc. do not establish that you continuously owned the requisite number of shares for a period of one year as of the date the Proposal was submitted, which appears to be September 13, 2009. Rather, the Trade Confirmation Summary Report shows only that you purchased shares of Company stock on January 30, 2007, and the brokerage statement merely provides your account information as of August 31, 2009. Accordingly, the Trade Confirmation Summary Report and brokerage statement do not demonstrate that you continuously owned the requisite number of shares for a period of one year as of September 13, 2009, the date the Proposal appears to have been submitted.

The Proponent's Response, dated October 6, 2009, included a letter dated September 30, 2009 from Banc of America stating that the proponent "ha[s] owned General Electric Corporation since January 30, 2007. On that date, [the Proponent] purchased 480 shares at $36.03 per share."

The Trade Confirmation Summary Report, brokerage statement and the letter from Banc of America collectively fail to respond to the deficiency identified in the Deficiency Notice. Specifically, none of these documents includes a statement from the record holder that the Proponent continuously owned the requisite number of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the Company (September 13, 2009). Rather, the Trade Confirmation Summary report only shows that the proponent purchased shares of Company stock on January 30, 2007, and the brokerage statement merely shows the Proponent's account information as of August 31, 2009 (*See* Section C.1.c.(2), SLB 14 (noting that a shareowner's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities")). Further, the letter from Banc of America included in the Proponent's Response demonstrates only that the Proponent purchased a certain number of shares on January 30, 2007 and that he has continuously owned some unspecified number of Company shares since that time. Indeed, the letter from Banc of America has the same deficiency as the Trade Confirmation Summary report in that it fails to document that the Proponent continuously owned the requisite number of shares for a period of one year as of the date the Proposal was submitted.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareowner proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) where the proponent failed to established that he held the requisite number of company shares without interruption for a full year prior to the date the proposal was submitted). *See also, e.g., Time Warner Inc.* (avail. Feb. 19, 2009) (concurring in the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). Similarly, in this instance, the Proponent failed to provide sufficient documentary support of his continuous ownership for at least one year of the requisite number of Company shares as required by Rule 14a-8(b).

Despite the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite ownership of Company stock as of the date the Proposal was submitted. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because The Proposal Relates To The Election Of A Director.

A. Background

The Proposal also is excludable pursuant to Rule 14a-8(i)(8), which permits the exclusion of shareowner proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The Commission has stated, "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . ." Exchange Act Release No. 12598 (July 7, 1976).

The Proposal on its face targets Jeffrey Immelt, the Company's Chief Executive Officer and Chairman of the Board of Directors (the "Board"), whom the Company expects the Board to nominate for reelection at the 2010 Annual Meeting of Shareowners. Mr. Immelt is mentioned by name no fewer than 12 times in the Proposal and supporting statement where the Proponent questions Mr. Immelt's business judgment, competence and service, asserting that he is responsible for the Company's "mediocre financial performance" and blaming Mr. Immelt for "offer[ing] up a wealthy General Electric Company as a target for higher taxation" by supporting Barack Obama's candidacy during the 2008 Presidential election.

As set forth below, the Staff has consistently concurred in the exclusion of shareowner proposals that are intended to question the business judgment and suitability of a particular director and those proposals that operate to prevent the election of only some of the directors nominated for reelection at the annual meeting. Thus, we believe that the Proposal is excludable from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(8) as relating to the election of a director to the Board.

B. Analysis

The Proposal provides: "Resolved, that shareholders of General Electric request the board of directors to halt eight years of failed management by terminating Jeffrey Immelt as Chairman." Because the Proposal on its face calls for the termination of Mr. Immelt as the Chairman of the Board and the Proposal and supporting statement question his suitability, the Proposal is excludable under Rule 14a-8(i)(8).

The Staff consistently has permitted companies to exclude shareowner proposals that request or require the resignation or removal of one or more specific directors who are standing for election at the same meeting at which the proposal will be considered. For example, in a situation similar to the one at issue, in *Milacron Inc.* (avail. Feb. 28, 2000), the company received a shareowner proposal requesting that the board of directors remove Daniel Meyer as the company's chairman of the board and chief executive officer. Despite the proponent's assertion that the proposal did not seek the removal of Mr. Meyer as a board member, the Staff nonetheless concurred that the proposal was excludable under Rule 14a-8(i)(8). *See also NetCurrents, Inc. (Costa)* (avail. Apr. 25, 2001) (concurring in the exclusion of a proposal to remove and replace the chairman and chief executive officer); *ChemTrak Inc.* (avail. Mar. 10, 1997) (concurring in the omission of a proposal that requested the board of directors to accept the resignation of an individual as chairman of the board); *Exxon Mobil Corp.* (avail. Jan. 26, 1990) (concurring in the exclusion of a proposal that requested the board of directors to remove and replace the chairman and chief executive officer).

In addition, the Staff has consistently allowed exclusion of shareowner proposals that question the personal suitability of a specific individual to serve on the board. *See Brocade Communication Systems, Inc.* (avail. Jan. 31, 2007); *Exxon-Mobil Corp.* (avail. Mar. 20, 2002); *AT&T Corp.* (avail. Feb. 13, 2001); *Honeywell International Inc.* (avail. Mar. 2, 2000) (where, in each case, the Staff concurred that the proposal at issue was excludable under Rule 14a-8(i)(8), noting that "the proposal, together with the supporting statement" appeared to "question the business judgment" of a board member who would stand for re-election at the upcoming annual meeting of shareowners). *See also Black and Decker Corp.* (avail. Jan. 21, 1997) (allowing exclusion of a proposal that questioned the independence of board members where contentions in the supporting statement questioned the business judgment, competence and service of a chief executive officer standing for re-election to the board); *Delta Air Lines, Inc.* (avail. Jul. 21, 1992) (concurring in the exclusion of a shareowner proposal that "calls into question the qualifications of at least one director for re-election and thus the proposal may be deemed an effort to oppose the management's solicitation on behalf of the re-election of this person" in reliance on the predecessor to Rule 14a-8(i)(8)).

In the present instance, the language of the Proposal itself makes it abundantly clear that the Proposal targets Mr. Immelt, whom it is expected will be nominated for reelection at the 2010 Annual Meeting of Shareowners. Moreover, the language of the supporting statement further supports that the proposal targets Mr. Immelt as it sets forth allegations that question Mr. Immelt's business judgment, competence and service. Based on the well-established precedent set forth above, the Staff views the proposal and supporting statement together when evaluating the excludability of shareowner proposals under Rule 14a-8(i)(8). As such, we believe the Proposal attempts to question the ability and suitability of a current member of the Board who is expected to be nominated for reelection at the 2010 Annual Meeting of Shareowners. Accordingly, the Proposal is excludable from the 2010 Proxy Materials under Rule 14a-8(i)(8).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/smr
Enclosures

cc: Craig T. Beazer, General Electric Company
Stephen Leykauf

100747275_4.DOC

Exhibit A

RECEIVED

SEP 1 8 2009

B. B. DENNISTON III

September 13, 2009

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I grew up in a General Electric family. My beloved father served the General Electric Company for 43 years. As a beneficiary of General Electric, I despise the hijacking of a once-great company by an ideologue, intent upon using the resources of the Company to advance a ideology harmful to its financial health.

The General Electric Company is owned by its four million-something shareholders. And as one member of that vast host, I fully expect that my enclosed shareholder proposal will be treated with both professionalism and fairness. Although this proposal bears my authorship, please be assured that it is being submitted for the benefit and ultimate good of all shareholders, as a class.

Should General Electric management elect to deprive basic shareholder rights, or elect to take retribution upon me for taking this action, 1) a complaint will be filed with the U.S. Securities and Exchange Commission, 2) a class-action civil action will be vigorously pursued, and 3) I will seek the help of General Electric watchdog, Bill O'Reilly of **FOX Network**, and others.

To insure continuity of this effort in the event of my demise from any physical retribution arising out of my initiation of this shareholder proposal, I am providing copies of this correspondence to several people, who shall remain anonymous unless beckoned by my death or other incapacitation.

If this submission falls short in meeting any Company or SEC requirements, I naturally expect to be notified in an expeditious manner.

Regards,

Stephen Leykauf

Stephen Paul Leykauf

FISMA & OMB Memorandum M-07-16

RESOLVED, that shareholders of General Electric request the board of directors to halt eight years of failed management by terminating Jeffrey Immelt as Chairman.

In another move, detrimental to the health of General Electric, Jeffrey Immelt's NBC and MSNBC units were found to engage in deliberate media bias during the 2008 general election.

- Immelt chose to hijack a major asset of a publicly-owned corporation to advance the candidacy of the nominee who favored increasing taxation on the wealthy. GE built great wealth from innovation and hard work of millions of people over 130 years. And GE is a repository of wealth for millions of investors. Thus, Immelt offered up a wealthy General Electric Company as a target for higher taxation.

- After Obama publicly told Joe, the Plumber, that he would spread wealth, Immelt's enthusiasm for Barack Obama remained undiminished, with continued NBC and MSNBC promotion of his candidacy. Millions of GE shareholders did not invest in the Company to have their wealth spread around by a socialistic government. On NBC's March 3 Today show, CNBC's Jim Cramer told host, Matt Lauer, "Shareholder-friendly? This is the most, greatest wealth destruction I've seen by a president."

- Millions of investors, employees, and customers felt uncomfortable contributing resources to aid GE's open and blatant endorsement of a radical Liberal candidate.

- The greatness of General Electric was made possible by Capitalism. Its rise to industrial prominence was a triumph of Capitalism and a symbol of how business unfettered by unnecessary government burden can bring prosperity to the masses. Immelt's promotion of socialistic candidacy raised the risk of GE being able to continue its long history of industrial success under a new order that was foreign during its first 130 years. The February 16, 2009 Newsweek cover story headlined, "We Are All Socialists Now".

Millions of investors, lured by the supposed safety of an AAA-rated company, have been harmed by mediocre financial performance of the Company under Immelt:

Capital Appreciation. Five of nine historical stock splits occurred during Jack Welch's leadership. There have been no stock splits during Immelt's first 8 years. The Company's next stock split is nowhere in sight.

Stock Price. Immelt came to the Chairmanship at a share price of 39.35, never exceeding 42.15 during his first 8 years. Almost $250 billion of GE common stock value has vanished.

Dividends. General Electric Co. slashed its quarterly dividend by nearly 68% on February 27, 2009, reversing a 31-year trend of annual increases in its payout.

GE investors realized an average annual return of almost 24% during Welch's term as Chairman; investors lost hundreds of billions of dollars during the first 8 years of Immelt's tenure. With the full cooperation of a Board of Directors that is not committed to maximizing shareholder value, Immelt created the paradox of a AAA-rated corporation with "junk- bond" investor community confidence. Forbes labeled Jeffrey Immelt one of the worst performing CEOs in America. The progeny of a gilded manufacturing enterprise thus squandered its heredity.

Stephen Leykauf
September 14, 2009

Exhibit B

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

September 29, 2009

VIA OVERNIGHT MAIL
Stephen Leykauf

FISMA & OMB Memorandum M-07-16

Dear Mr. Leykauf:

I am writing on behalf of General Electric Co. (the "Company"), which received on September 18, 2009, your shareowner proposal for consideration at the Company's 2010 Annual Meeting of Shareowners (the "Proposal"). The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership you submitted with your Proposal does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. Specifically, the Trade Confirmation Summary Report and brokerage statement from Banc of America Investment Services, Inc. do not establish that you continuously owned the requisite number of shares for a period of one year as of the date the Proposal was submitted, which appears to be September 13, 2009. Rather, the Trade Confirmation Summary Report shows only that you purchased shares of Company stock on January 30, 2007, and the brokerage statement merely provides your account information as of August 31, 2009. Accordingly, the Trade Confirmation Summary Report and brokerage statement do not demonstrate that you continuously owned the requisite number of shares for a period of one year as of September 13, 2009, the date the Proposal appears to have been submitted.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

In addition, under Rule 14a-8(b), a shareowner must provide the company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. To remedy this defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2010 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment

companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's

proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

GIBSON, DUNN & CRUTCHER LLP

Exhibit D

From: Stephen Leykauf ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, October 06, 2009 7:14 AM
To: Beazer, Craig T (GE, Corporate)
Subject: Your Letter of September 29

Craig:

I am in receipt of your September 29 letter requesting additional documentation. To fulfill the 14-day window your letter mandated, I am attaching the two documents you requested.

As more powerful e-mail technology is replacing older facsimile technology, I no longer have or use FAX machines. Your letter permitted "transmitted electronically" and I am transmitting the two documents herein by electronic venue. I will follow up this e-mail with submission of the same documents via snail mail.

If anything else is required, I would request that you advise me with lead time that is both fair and reasonable to allow adequate time to respond.

Regards,

Stephen Leykauf

FISMA & OMB Memorandum M-07-16

October 6, 2009

Mr. Craig Beazer
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Beazer:

This letter will confirm that I intend to continue to hold my 480 shares of General Electric common stock through the date of the next shareholder meeting at which the proposal I submitted will be voted on by the shareholders.

And way beyond.

Having purchased my shares at $36 per share, and a current market price in the mid teens, I am not about to take a huge loss by selling my shares. The current price would need to double before I would break even. This event is a minimum of two years away.

I ask that the General Electric Company not take retribution upon my family or me due to my submission of this shareholder proposal. As an owner of shares in General Electric, I expect to be treated fairly.

Regards,

Stephen Leykauf

Stephen Leykauf

FISMA & OMB Memorandum M-07-16

Banc of America Investment Services, Inc.®

NC1-026-05-15
900 West Trade Street
Charlotte, NC 28255

September 30, 2009

Mr. Stephen Leykauf

FISMA & OMB Memorandum M-07-16

RE: Your Banc of America Investment Services, Inc.® Account (Number Ending in -)

Dear Mr. Leykauf:

This letter is to confirm that you have owned General Electric Corporation since January 30, 2007. On that date you purchased 480 shares at $36.03 per share.

Sincerely,

Benjamin Blackwood
Banc of America Investment Services Inc.
Investment Center Team Manager
900 West Trade St
NC1-026-05-15
Charlotte, NC 28255